                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                               Thomas E. Rutledge
                            Ogden Newell & Welch PLLC
                                 1700 PNC Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2002
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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                             CUSIP NO. 115637-10-0

(1)    Names of reporting persons..........................................     W.L. Lyons Brown, Jr.
       I.R.S. Identification Nos. of above persons ........................          ###-##-####
---------------------------------------------------------------------------------------------------------

(2)    Check the appropriate box if a member of a group                         (a)
                                 (see instructions)                              ------------------------
                                                                                (b)
---------------------------------------------------------------------------------------------------------

(3)    SEC use only .......................................................
---------------------------------------------------------------------------------------------------------

(4)    Source of funds  (see instructions).................................               N/A
---------------------------------------------------------------------------------------------------------

(5)    Check if disclosure of legal proceedings is required pursuant to
       Items 2(d)or 2(e)
---------------------------------------------------------------------------------------------------------

(6)    Citizenship or Place of Organization ...............................    United States of America
---------------------------------------------------------------------------------------------------------

Number of shares beneficially owned by each reporting person with:

       (7)  Sole voting power .............................................              736,465
                                                                               --------------------------

       (8)  Shared voting power............................................           13,045,747
                                                                               --------------------------

       (9)  Sole dispositive power ........................................              736,465
                                                                               --------------------------

       (10) Shared dispositive power ......................................           13,045,747

---------------------------------------------------------------------------------------------------------

(11)   Aggregate amount beneficially owned by each reporting person                   13,782,212
---------------------------------------------------------------------------------------------------------

(12)   Check if the aggregate amount Row (11) excludes certain shares                     N/A
       (see instructions).
---------------------------------------------------------------------------------------------------------

(13)   Percent of class represented by amount in Row (11)..................             47.54%
---------------------------------------------------------------------------------------------------------

(14)   Type of reporting person (see instructions) ........................               IN
---------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                            Brown-Forman Corporation
                              Class A Common Stock
                                850 Dixie Highway
                           Louisville, Kentucky 40210

ITEM 2.  IDENTITY AND BACKGROUND.

         a)       Name:                              W.L. Lyons Brown, Jr.

         b)       Principal Business address:        501 Fourth Street
                                                     Hilliard-Lyons Center
                                                     Louisville, Kentucky 40202

         c) United States Ambassador to Austria; Retired Chairman and Chief Executive Officer of the issuer, Brown-Forman Corporation.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The amount of shares beneficially owned by the undersigned as of December 31, 2001, is as follows:

                                                Aggregate         Percent
                                                  Number          of Class
                                                  ------          --------

         (a)      Beneficially Owned            13,782,212         47.54%

         (b)      Sole Voting Power                736,465
                  Shared by Voting Power        13,045,747
                  Sole Disposition Power           736,465
                  Shared Disposition Power      13,045,747

         (c) No transactions in Brown-Forman Corporation Class A Common Stock were effected by W.L. Lyons Brown, Jr. in the sixty days prior to December 31, 2001.

         (d) Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 2002
               --

/s/ Michael B. Crutcher
----------------------------------------------
W.L. Lyons Brown, Jr., by
Michael B. Crutcher, Attorney-In-Fact

                            LIMITED POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS: That I, W. L. Lyons Brown, Jr., of Louisville, Kentucky, do hereby make and appoint Michael B. Crutcher, of Louisville, Kentucky, as my true and lawful attorney-in-fact for the limited purpose of executing on my behalf and in my name, place and stead any Form 4, Form 5, Schedule 13G or other form promulgated by the United States Securities & Exchange Commission, which I am required by law or regulation to execute. This limited power shall remain in effect until specifically revoked by me.

         IN TESTIMONY WHEREOF, I have set my hand this 4th day of October, 1994.




                                     /s/ W. L. Lyons Brown, Jr.
                            ---------------------------------------------------
                            W. L. Lyons Brown, Jr.




COMMONWEALTH OF KENTUCKY   }
                           }
COUNTY OF JEFFERSON        }

I, a Notary Public in and for the State and County aforesaid, do hereby certify that the foregoing instrument of writing was this day produced before me by W.
L. Lyons Brown, Jr., who subscribed and acknowledged the same to be his act and deed.




                                                /s/ Wanda L. Welch
                                       ----------------------------------------
                                       Notary Public


                                       My Commission Expires:   June 22, 1996
                                                             ------------------


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